Exhibit 2.9
Execution Version
FIRST AMENDMENT
TO
PURCHASE AGREEMENT
This FIRST AMENDMENT TO PURCHASE AGREEMENT (this “Amendment”) is entered into as of November 29, 2023, by MATIV HOLDINGS, INC., a Delaware corporation (“Parent”) and EVERGREEN HILL ENTERPRISE PTE. LTD., a corporation established under the laws of Singapore (“Buyer”). Each of Parent and Buyer is individually referred to herein as a “Party,” and collectively, the “Parties”. Unless otherwise indicated herein, words and terms which are defined in the Purchase Agreement (as defined below) shall have the same meaning where used in this Amendment.
WHEREAS, Parent and Buyer are parties to that certain Purchase Agreement dated as of August 1, 2023 (the “Purchase Agreement”) pursuant to which, inter alia, Parent has agreed to sell and assign, or to cause the Sellers to sell and assign, to Buyer, and Buyer has agreed to purchase from Sellers, the Equity Interests, upon the terms, and subject to the conditions, set forth in the Purchase Agreement;

WHEREAS, pursuant to Section 9.14 of the Purchase Agreement, any provision of the Purchase Agreement may be amended or supplemented at any time by written agreement of the Parties; and
WHEREAS, in accordance with Section 9.14 of the Purchase Agreement, the Parties desire to amend the Purchase Agreement as set forth herein.
NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
1.    Amendment to Purchase Agreement. Subject to the terms and conditions of this Amendment, the Purchase Agreement is hereby amended as follows:
(a)    Section 1.1.
(i)    The following definitions shall be added alphabetically to Section 1.1 of the Purchase Agreement:
“China Employees” shall mean the “Service Personnel” (as defined in the China Services Agreement).
“China Newco Formation Matters” shall mean all matters related to the formation and establishment of China Newco, including, for the avoidance of doubt, preparing and, if applicable, filing all organizational and other documents required under applicable Law, opening bank accounts, obtaining any required Approvals for establishing China Newco and effecting the transactions contemplated by this Agreement and the Ancillary Agreements (including the China Services Agreement and the matters contemplated by Section 6.25 and Exhibit 6.25), registration with the State Administration for Market Regulation, the appointment of legal representatives and the taking of all similar actions.

“China Services Agreement” shall mean that certain Service Agreement to be entered into by Delstar China and Buyer (or an entity designated by Buyer) at or prior to the Closing.
“Delstar International” means Delstar International Limited, a legal entity registered under the laws of the United Kingdom.
“Revonex IP” means any and all Intellectual Property (other than Trademarks) (a) owned by the Parent or any of its Affiliates (including the Companies) as of immediately prior to the Closing Date and (b) used prior to the Closing Date to manufacture, produce, market, distribute or sell any product that is or was marketed, distributed or sold by or on behalf of the Parent or any of its Affiliates under the “Revonex” Trademark (or any variation or derivation thereof or predecessor thereto). For clarity, the Revonex IP expressly excludes the “Revonex” Trademark, which is an Excluded Asset that Parent and its Affiliates (other than the Companies) are retaining as part of the Pre-Closing Restructuring.
“U.S. Secondment Agreement” means that certain Employee Lease Agreement to be entered into between Buyer and Parent at or prior to the Closing.
(ii)    The definition of “Ancillary Agreement” in Section 1.1 of the Purchase Agreement shall be amended and restated in its entirety as follows:
“Ancillary Agreements” means the Transition Services Agreement, the China Services Agreement, the U.S. Secondment Agreement, the Supply Agreement, the Sublease, the IP License Agreement, the IP Assignment Agreements and the Offer Letter.
(iii)    The definition of “Current Assets” shall be amended by deleting the period at the end of the definition and replacing it with the following: “which, for the avoidance of doubt, will include a net receivable or liability equal to the amount of the Lux Collateral and the Poland Collateral.” Further, Exhibit 1.1(d) to the Purchase Agreement shall be amended by adding “and a net receivable or liability equal to the amount of the Lux Collateral and the Poland Collateral” before the period in item 11 under “Specific asset/liability policies”.
(iv)    The definition of “Sales Agency Agreement” shall be deleted and removed from Section 1.1 of the Purchase Agreement in its entirety and all references to the Sales Agency Agreement throughout the Purchase Agreement shall be deleted.
(v)    The definition of “Supply Agreement” in Section 1.1 of the Purchase Agreement shall be amended and restated in its entirety as follows:
“Supply Agreement” means a tolling agreement, to be entered into at the Closing between Parent or one or more of its Affiliates (other than the Companies), on the one hand, and Buyer or one or more of its Affiliates (including, as of the Closing, the Companies), on the other hand.

(b)    Exhibit 1.1(a). Exhibit 1.1(a) to the Purchase Agreement shall be amended and restated in its entirety as set forth on Annex A hereto.
(c)    Section 2.2(b).
(i)    The following shall be added as subsections 2.2(b)(v)(F) and (G):
(F) to the extent directly resulting from, arising out of or relating to actions taken pursuant to the Termination Agreement entered into by and between Parent, SWM Holdings, SWM Lux and the other parties thereto, dated as of the Closing Date, or any other terminations of Related Party Contracts or intercompany balances pursuant to Section 6.12 of the Purchase Agreement; or

(G) to the extent directly resulting from, arising out of or relating to any sale, exchange, transfer, monetization or other disposition of any EU Emissions Trading System emission allowances effected by Parent or any of its Affiliates before the Closing.

(ii)    The period at the end of subsection 2.2(b)(xi) is hereby deleted and replaced with a semicolon and the following shall be added as subsections 2.2(b)(xii) and (xiii) of the Purchase Agreement:
(xii) any Liability to the extent directly resulting from, arising out of or relating to (A) the secondment of the employees of SWM Lux or Delstar International, as applicable, to Lux Newco (as defined on Exhibit 1.1(a)) and/or (B) the transfer of the Business Employees of Delstar International to Lux Newco (in each case, unless such Liability is the result of Buyer’s or any of its Affiliates action or inaction); and
(xiii) any Liability to the extent resulting from, arising out of or relating to (A) the China Newco Formation Matters, (B) any breach of the Services Agreement by, or willful misconduct of, Delstar China (excluding actions taken or not taken by the China Employees, other than pursuant to the direction or request of or by Delstar China or any of its Affiliates) or any action taken or not taken by any China Employees at the request or direction of Delstar China or one of its Affiliates that constituted a breach of the Services Agreement or willful misconduct, (C) the transfer of the China Employees to China Newco or the third party agency engaged by China Newco as designated by the Buyer (“Third Party Agency”) and/or (D) any liability in connection with (x) paying China Employees’ salary, tax remittances, social insurance contributions and housing fund contributions at any time during the period commencing prior to the Closing and ending three months following the formation of China Newco (“Post-Closing Period") or (y) claims in connection with illegal outsourcing or labor dispatching during the Post-Closing Period.
(d)    Section 2.3. Section 2.3(a) of the Purchase Agreement shall be deleted and replaced with the following:
Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any of the Transferred Assets or Transferred Liabilities pursuant to the Pre-Closing

Restructuring if an attempted assignment or transfer thereof, without the approval, authorization or consent of, filing with, notification to, or granting or issuing of any License, Order waiver or permit by, any third party or Governmental Entity (including, in the case of Contracts, all actions or filings necessary to update any import, export, VAT or other similar registrations required by applicable Law in connection with such Contract) (collectively, “Approvals” and such Transferred Assets or Transferred Liabilities, collectively, the “Non-Assignable Assets”), would constitute a breach or other contravention thereof or result in any acceleration of obligations of any Seller or the exercise or rights or remedies by any counterparty or would be a violation of Law, be ineffective, void or voidable or would materially adversely affect the rights of Buyer thereunder; provided that this Section 2.3(a) shall not affect whether any such asset shall be deemed a Transferred Asset for any other purpose under this Agreement. Without limitation of the obligations set forth in Section 6.3(a), prior to the completion of the Pre-Closing Restructuring, Parent will use its commercially reasonable efforts, and Buyer will cooperate with such efforts as reasonably requested by Parent, to provide notices and to obtain, or cause to be obtained, any Approval from a third party required to assign or transfer any Transferred Asset; provided, however, that Parent shall not be required to pay any consideration in order to obtain any such Approval. If a Non-Assignable Asset cannot be assigned or transferred prior to the completion of the Pre-Closing Restructuring because of the failure to obtain any such Approval (including, for the avoidance of doubt and without limitation, with respect to the matters set forth on Section FIN24, FIN26 and FIN27 of the Schedules to the Transition Services Agreement), (i) Parent shall have the continuing obligation until twelve (12) months after the Closing Date to, and to cause its Affiliates to, use its reasonable best efforts to secure such Approval, as promptly as practicable, and Buyer will cooperate with Parent with such efforts, as reasonably requested by Parent, (ii) Parent shall collect payments in respect of such Non-Assignable Assets in the ordinary course using no less effort than Parent and its Affiliates have historically used for such collections and (iii) each Party will otherwise cooperate in any lawful and commercially reasonable arrangement under which (A) Buyer would, in compliance with Law, receive the economic claims, rights and benefits under such Non-Assignable Asset (including, if applicable, the right to terminate such Non-Assignable Asset in accordance with the terms thereof upon the Buyer’s request), (B) to the extent the Buyer receives the economic claims, rights and benefits under such Non-Assignable Asset, the Buyer shall be responsible and bear all Transferred Liabilities associated with such Non-Assignable Asset in accordance with this Agreement, including by means of subcontracting, sublicensing or subleasing arrangement (provided that Buyer shall not be responsible for Liabilities that constitute Excluded Liabilities), and (C) Parent would enforce for the benefit of Buyer any and all of its rights against a third party associated with such Non-Assignable Asset, and Parent would promptly pay to Buyer when received all monies received by Parent under any Non-Assignable Asset or any claim, right or benefit arising thereunder. If the Approval for the transfer and assignment of any such Non-Assignable Asset is thereafter obtained, Parent shall, or shall cause its applicable Affiliate to, promptly assign and transfer such Non-Assignable Asset to Buyer at no additional cost to Buyer.
(e)    Schedule 6.12. Schedule 6.12 shall be amended to add the following, which, as such, shall not be Excluded Liabilities: “All intercompany balances or other loans, Contracts or advances between a Company or any Subsidiary of a Company, on the one hand, and any other Company or Subsidiary of a Company, on the other hand.”

(f)    Section 6.11. Section 6.11 of the Purchase Agreement shall be amended by adding the following as new subsections 6.11(c) and (d):
(c) Prior to the Closing, SWM Holdco Luxembourg SARL (“SWM Holdco”) shall pay to SWM Lux an amount equal to €66,214.88 (the “Lux Collateral”) by wire transfer of immediately available funds to the account designated by SWM Lux, such funds to be held by SWM Lux as cash collateral for the Lux Bonds (as defined on Exhibit 6.11(a)). At such time as the Lux Bonds have been naturally released through performance, SWM Lux shall promptly return the full amount of the Lux Collateral to SWM Holdco; provided that SWM Lux shall not be required to return to SWM Holdco any amount of the Lux Collateral that SWM Lux was required to pay to a third party in connection with any amounts that were drawn on the Lux Bonds.

(d) Prior to the Closing, SWM Poland shall pay to SWM Lux an amount equal to €568,541.41 (the “Poland Collateral”) by wire transfer of immediately available funds to the account designated by SWM Lux, such amount to be held by SWM Lux as cash collateral for the Letter of Credit with respect to the Poland lease (the “Poland LOC”). At such time as the Parent guaranty in effect with respect to the Poland LOC has been transferred to Buyer or one of its Affiliates pursuant to Section 6.11(a), SWM Lux shall promptly return the full amount of the Poland Collateral to SWM Poland; provided that SWM Lux shall not be required to return to SWM Poland any amount of the Poland Collateral that SWM Lux was required to pay to a third party in connection with any amounts that were drawn on the Poland LOC.

(g)    Exhibit 6.11(a). Exhibit 6.11(a) shall be amended to add the following:
4. The following SWM International JPM Chase Letters of Credit for Tunisia Tenders (the “Lux Bonds”):

Tender No.	Release Date	Maturity Date	Beneficiary	Balance
32/2023	8/16/2023	1/23/2024	BANQUE INTERNATIONALE ARABE DE	€6,800.00
28/2022	1/13/2023	7/1/2024	BANQUE INTERNATIONALE ARABE DE	€6,800.00
21/2022	12/1/2022	11/30/2024	BANQUE INTERNATIONALE ARABE DE	€3,615.36
21/2022	9/22/2022	2/28/2024	SOCIETE GENERALE	€1,300.00
36/2021 lot no. 2	2/15/2022	7/30/2024	SOCIETE GENERALE	€12,690.00
36/2021 lot no. 1	12/30/2021	5/30/2024	SOCIETE GENERALE	€25,119.36
32/2021	11/22/2021	4/1/2024	SOCIETE GENERALE	€9,890.16

(h)    Exhibit 6.12. Exhibit 6.12 shall be amended to add the following: “All intercompany balances or other loans, Contracts or advances between a Company or any Subsidiary of a Company, on the one hand, and any other Company or Subsidiary of a Company, on the other hand, shall not be terminated prior to the Closing and shall remain in place and be settled in the ordinary course following the Closing.”

(i)    Section 6.25. The following shall be added as Section 6.25 of the Purchase Agreement:
Section 6.25    China Newco; China Employees; Transfer of China Equity Interests.
(a) The amount of each monthly Service Fee (as defined in the China Services Agreement) payable by Party B to Party A (as each such party is defined in the China Services Agreement) pursuant to the China Services Agreement shall be equal to the monthly employment costs incurred by such Party A in connection with the Service Personnel (as defined in the China Services Agreement), including each Service Personnel’s monthly base salary, bonus/commission payment, applicable taxes, social insurance and housing fund contributions, allowances, reimbursements, benefits and any other cost incurred in connection with the Service Personnel.
(b) Promptly following the Closing Date, Parent will form a legal entity established under the laws of China (“China Newco”). All Liabilities incurred as a result of or in connection with (or that would be incurred as a result of or in connection with) the China Newco Formation Matters (including all Taxes incurred in connection therewith) shall be borne solely by Parent (and which, for the avoidance of doubt, shall be Excluded Liabilities).
(c) Not later than ten (10) Business Days following the formation of China Newco by Parent in accordance with the foregoing Section 6.25(a), Parent shall, in accordance with applicable Law and in consultation with Buyer, (i) cause Delstar China to transfer the China Employees to China Newco or the Third Party Agency in accordance with the steps described in Exhibit 6.25, and (ii) cause China Newco (itself or through the Third Party Agency) to assume all rights, liabilities and obligations of Delstar China with respect to the China Employees (excluding any Liabilities that are Excluded Liabilities pursuant to this Agreement). To the extent Delstar China fails to transfer any China Employees to China Newco or the Third Party Agency as contemplated by this Section 6.25 for any reason, such China Employee will remain in employment with Delstar China, unless such China Employee resigns from employment with Delstar China or is otherwise terminated by Delstar China, and all Liabilities incurred as a result of or in connection with (or that would be incurred as a result of or in connection with) such failures shall be borne solely by Parent (and which, for the avoidance of doubt, shall be Excluded Liabilities).
(d) Immediately following the date that the China Employees commence employment with China Newco or the Third Party Agency (provided all China Employees have either accepted or rejected an offer of employment from China Newco or the Third Party Agency, or China Employees have resigned from employment with Delstar China or otherwise have been terminated by Delstar China), Parent and Buyer shall effect the transfer of the Equity Interests of China Newco to Buyer or its designated Affiliate for no additional consideration. For the avoidance of doubt, “China Newco” shall be deemed a Company for all purposes hereunder and the transfer of the Equity Interests of China Newco shall be governed by the applicable provisions related to Local Transfer Agreements (including Section 2.6(a) and Section 6.20), mutatis mutandis. The instruments of transfer with respect to the China Equity Interests shall be in a form and substance reasonably acceptable to Parent and Buyer.

(j)    Exhibit 6.25. The following shall be added to the Purchase Agreement as Exhibit 6.25:
(i) China Newco will engage the Third Party Agency by signing an outsourcing or dispatching service agreement (if applicable), (ii) each China Employee will be asked to agree to terminate their employment agreement with Delstar China by signing a mutual termination and transfer agreement, whereby employees must agree to waive any notice or severance entitlement and accept employment from China NewCo or the Third Party Agency on the same terms and conditions of employment (“MTTA”), (iii) China Newco or the Third Party Agency will enter into a new employment agreement with China Employees containing a commitment that their prior service years with Delstar China will be honored by China Newco or the Third Party Agency (“New Employment Agreement”), and (iv) any China Employee who does not sign the MTTA and New Employment Agreement will not transfer to China NewCo or the Third Party Agency.

(k)    Section 6.26. The following shall be added as Section 6.26 of the Purchase Agreement:
Section 6.26    Revonex IP.
(a)    The Parties acknowledge and agree that (i) notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, after consummation of the Pre-Closing Restructuring, the Parent and its Affiliates (other than the Companies), on the one hand, and Lux IPCo (as defined in Exhibit 1.1(a)), on the other hand, will each have an equal and undivided joint ownership interest in and to all Revonex IP, and (ii) in furtherance of the foregoing, effective as of the Closing, each Party and its Affiliates (including, in the case of the Buyer, the Companies) shall have the right to exercise its ownership rights in, to and under the Revonex IP, including the rights to license, transfer, encumber or otherwise exploit the Revonex IP, without the duty to account or any other obligation to, and without any consent required from, the other Party or any of its Affiliates.
(b)    Each Party agrees that at any time and from time to time, without further consideration, it will (or will cause its Affiliates to) promptly execute and deliver all further instruments and documents and take all further actions reasonably requested by the other Party (and at the other Party’s sole expense) to perfect, protect, secure or more fully evidence such first Party’s and its successors or assignees’ respective joint ownership interest in, to and under the Revonex IP.
(c)    For clarity, following the Closing, (i) neither the Buyer nor any of its Affiliates (which include, following the Closing, the Companies) shall have any obligation to manufacture for, or distribute or supply to, the Parent or any of its Affiliates (or any customer thereof) any products that utilize or are otherwise based (in whole or in part) on any of the Revonex IP; provided that the Buyer shall in good faith seek to fulfill orders for such products from the Parent or any of its Affiliates that were in effect as of immediately prior to the Closing Date (as notified by the Parent in writing to the Buyer prior to the Closing Date) and entered into in the ordinary course of business consistent with past practice, which fulfillment, if applicable, shall be on terms and conditions (including as it relates to pricing and payment terms) consistent with the historical practice of the Business; provided, further that nothing herein shall obligate the Buyer or any of its Affiliates to fulfill any such orders, and the Buyer may, and may cause its Affiliates to, cancel without penalty or liability any and all such orders, in each case, if deemed advisable in the Buyer’s (or its applicable Affiliates’) reasonable, good faith business judgment and (ii) neither Parent nor any of its Affiliates shall have any obligation to purchase, order or procure from Buyer or its Affiliates (which include, following the Closing, the Companies) any products that utilize or are otherwise based (in whole or in part) on any of the Revonex IP.
2.    Effect of the Amendment. The Purchase Agreement as amended by this Amendment comprises the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof, and the Purchase Agreement as amended by this Amendment is in all respects ratified and confirmed, and all of the terms and conditions of the Purchase Agreement as amended by this Amendment shall be and remain in full force and effect.
3.    Continued Validity of Purchase Agreement. Except as specifically amended by this Amendment, the Purchase Agreement shall remain in full force and effect as originally constituted.
4.    Successors and Assigns. The terms and conditions of this Amendment shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
5.    Governing Law; Disputes; Waiver of Jury Trial. The provisions of Sections 9.8, 9.9 and 9.10 of the Purchase Agreement are hereby incorporated reference as if fully set forth herein, mutatis mutandis.
6.    Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by email transmission (including any electronic signature) shall be as effective as delivery of a manually executed counterpart of the Amendment.
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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

PARENT:

MATIV HOLDINGS, INC.

By:
Name:
Title:

[Signature Page to First Amendment to Purchase Agreement]

BUYER:

EVERGREEN HILL ENTERPRISE PTE. LTD.

By:
Name:
Title: